United States securities and exchange commission logo





        August 23, 2023

       Aubree Corallo
       Director, Legal Counsel
       Dell International L.L.C.
       One Dell Way
       Round Rock, Texas 78682

                                                        Re: Dell International
L.L.C.

       Dear Aubree Corallo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Mariam Mansaray, Staff Attorney at 202-551-6356 or Matthew Crispino,
       Staff Attorney at 202-551-3456 with any questions.




        Sincerely,


        Division of Corporation Finance

        Office of Technology
       cc:                                              Hui Lin